Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 7 DATED DECEMBER 22, 2023
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2022

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2022, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2022, as previously supplemented (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose that the Company entered into a purchase and sale agreement with respect to the Laumeier I property.

Laumeier I Purchase and Sale Agreement

As the Company previously disclosed, in the second quarter of 2022, Panera Bread (“Panera”), a tenant representing approximately 26% of the Company’s rentable square footage as of June 30, 2023, notified the Company that it would not be renewing its lease expiring in April 2024. Panera, which is the sole tenant in our Laumeier I property in St. Louis, MO, advised the Company that it would continue to pay rent through the remaining term and was willing to move out prior to its lease expiration date if a replacement tenant is identified.

On November 27, 2023, the Company’s wholly-owned subsidiary, 1SO Laumeier I LLC, which owns the Laumeier I property, executed a purchase and sale agreement (the “PSA”) with BJC Health System (“BJC”) whereby BJC agreed to purchase Laumeier I for a purchase price of $9.9 million, representing all of the space to be vacated by Panera.  The PSA allows for a 75-day due diligence period at which time the $100,000 deposit paid by BJC upon execution of the PSA becomes non-refundable.  The sale is expected to close in the first quarter of 2024, but there can be no assurance that the sale will occur and if so, what the final price may be.